UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 01, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 03 August 2026

Exhibit No. 2	Total Voting Rights dated 03 August 2026

Exhibit No. 3	Admission to Trading dated 03 August 2026

Exhibit No. 4	Transaction in Own Shares dated 10 August 2026

Exhibit No. 5	Transaction in Own Shares dated 17 August 2026

Exhibit No. 6	Transaction in Own Shares dated 24 August 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 01, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

03 August 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited ("Citi") as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
29 July 2026	3,512,532	504.6000p	491.6500p	495.9437p
30 July 2026	3,469,490	513.5000p	487.7500p	504.3970p
31 July 2026	2,733,065	520.3000p	504.6000p	512.2457p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,498,162,168 ordinary shares. Therefore, the total voting rights in the Company will be 13,498,162,168.

There are no ordinary shares held in Treasury.

The above figure (13,498,162,168) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8685O_1-2026-7-31.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 9,715,087 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 503.5487p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 2

3 August 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 July 2026, Barclays PLC's issued share capital consists of 13,498,162,168 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,498,162,168 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

3 August 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary sharesGB0031348658
Number of further shares admitted to trading covered by the notification:	1,165,590
Total number of shares admitted to trading (including the new shares):	13,498,162,168
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 July 2026 - 31 July 2026

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 4

10 August 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited ("Citi") as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
03 August 2026	2,724,182	516.1000p	511.4000p	513.9156p
04 August 2026	3,368,498	524.7000p	512.3000p	519.5194p
05 August 2026	1,905,616	530.6000p	518.2000p	524.7649p
06 August 2026	1,899,628	529.8000p	522.2000p	526.4187p
07 August 2026	2,693,897	525.1000p	514.7000p	519.6931p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,485,797,493  ordinary shares. Therefore, the total voting rights in the Company will be 13,485,797,493.

There are no ordinary shares held in Treasury.

The above figure (13,485,797,493) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8501P_1-2026-8-7.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 22,306,908 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 512.9361p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

17 August 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited ("Citi") as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
10 August 2026	3,388,050	518.4000p	513.1000p	516.5212p
11 August 2026	2,707,162	521.0000p	514.5000p	517.1454p
12 August 2026	2,701,554	519.9000p	516.0000p	518.2204p
13 August 2026	2,679,555	525.1000p	518.1000p	522.4748p
14 August 2026	2,695,847	522.0000p	515.3000p	519.3173p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,472,518,180 ordinary shares. Therefore, the total voting rights in the Company will be 13,472,518,180.

There are no ordinary shares held in Treasury.

The above figure (13,472,518,180) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8335Q_1-2026-8-14.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 36,479,076 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 515.1450p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 6

24 August 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited ("Citi") as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
17 August 2026	2,707,532	522.0000p	514.5000p	517.0760p
18 August 2026	3,428,984	514.6000p	503.3000p	508.2549p
19 August 2026	3,496,791	507.3000p	495.8500p	500.4588p
20 August 2026	3,553,346	496.0000p	489.3000p	492.4935p
21 August 2026	3,567,265	494.0000p	484.8500p	490.5718p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,455,858,149 ordinary shares. Therefore, the total voting rights in the Company will be 13,455,858,149.

There are no ordinary shares held in Treasury.

The above figure (13,455,858,149) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7609R_1-2026-8-21.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 53,232,994 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 510.6760p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.